UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

Oyster Point Pharma, Inc.

(Name of Subject Company)

Oyster Point Pharma, Inc.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

69242L106

(CUSIP Number of Class of Securities)

Jeffrey Nau, Ph.D., M.M.S.

Chief Executive Officer

Oyster Point Pharma, Inc.

202 Carnegie Center, Suite 106

Princeton, New Jersey 08540

(510) 450-3500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Brandon Fenn

Divakar Gupta

Ian Nussbaum

Cooley LLP

55 Hudson Yards

New York, New York 10001

(212) 479-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (the “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by Oyster Point Pharma, Inc., a Delaware corporation (“Oyster Point” or the “Company”) with the Securities and Exchange Commission (the “SEC”) relating to the tender offer (the “Offer”) by Iris Purchaser Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Viatris Inc., a Delaware corporation (“Viatris”), and Viatris, to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Oyster Point for (i) $11.00 per Share, net to the seller thereof in cash, without interest and subject to any applicable withholding taxes, plus (ii) one non-transferable contractual contingent value right per Share, which represents the right to receive a contingent payment of $1.00 or $2.00 in cash, without interest and subject to any applicable withholding taxes, if specified milestones are achieved, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 1, 2022 (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which were filed as Exhibit (a)(1)(A) and Exhibit (a)(1)(B), respectively, to the Schedule 14D-9 filed by the Company with the SEC on December 1, 2022. The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of November 7, 2022, by and among Viatris, Purchaser and Oyster Point (the “Merger Agreement”). Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

Except as otherwise set forth below, the information in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. This Amendment is being filed to reflect certain updates as set forth below.

Item 8.	Additional Information.

“Item 8. Additional Information” of the Schedule 14D-9 is hereby amended and supplemented as follows:

1.	By amending and restating the paragraph under the section titled “Legal Proceedings” on page 52 by deleting the entire sentence and replacing it with the following paragraphs to read as follows:

Legal Proceedings

As of December 8, 2022, four stockholder actions have been filed in federal court by purported stockholders of Oyster Point related to the Offer and the Merger. The first complaint was filed on December 1, 2022, and is captioned O’Dell v. Oyster Point Pharma, Inc. et al., No. 1:22-cv-10202 (S.D.N.Y.) (the “O’Dell Complaint”). The second complaint was filed on December 5, 2022, and is captioned Crowder v. Oyster Point Pharma, Inc. et al., No. 3:22-cv-07025-PGS-TJB (D. N.J.) (the “Crowder Complaint”). The third complaint was filed on December 6, 2022, and is captioned Coffman v. Oyster Point Pharma, Inc. et al., No. 1:22-cv-10305 (S.D.N.Y.) (the “Coffman Complaint”). The fourth complaint was filed on December 8, 2022, and is captioned Kent v. Oyster Point Pharma, Inc. et al., pending assignment of case number, (D. Del.) (the “Kent Complaint”). The aforementioned four complaints are collectively referred to as the “Complaints.” The Complaints name as defendants Oyster Point and each member of the Oyster Point Board. The Complaints assert violations of Sections 14(e) & (d) and 20(a) of the Exchange Act and Rule 14d-9 promulgated thereunder. Plaintiffs allege that Oyster Point’s Schedule 14D-9, filed on December 1, 2022, omitted or misrepresented material information regarding the Offer. The Complaints seek, among other things (i) injunctive relief preventing the consummation of the Transactions, unless and until certain information, as requested in the Complaints, is disclosed, (ii) rescission, to the extent already implemented, of the Merger Agreement, or award of rescissory damages to the plaintiffs, (iii) other damages purportedly suffered as a result of the alleged material omissions or misstatements, (iv) an order directing defendants to file a Schedule 14D-9 that does not contain any untrue statements of material fact and that states all material facts required to be included in it or necessary to make the statements contained therein not misleading, (v) an award of plaintiff’s costs and disbursements of the action, including reasonable attorneys’ and expert fees and expenses, and (vi) other and further equitable relief as the court may deem just and proper.

In addition to the Complaints, as of December 8, 2022, Oyster Point has received five demand letters (the “Demand Letters”), including one draft complaint, which generally seek that certain information allegedly omitted from the Schedule 14D-9 be disclosed.

The defendants believe the allegations and claims asserted in the Complaints and the Demand Letters are without merit and that the disclosures in the Schedule 14D-9 comply fully with applicable law. We cannot predict the outcome of, or estimate the possible loss or range of loss from, these matters. It is possible that additional or similar complaints or demand letters may be filed against, or received by, Oyster Point, the Oyster Point Board, Viatris and/or Purchaser or that the Complaints or the Demand Letters will be amended. If such additional complaints are filed or demand letters received, or such amendments are filed or received, absent new or different allegations that are material, Viatris, Purchaser and/or Oyster Point will not necessarily announce such additional complaints or demand letters.

2.	By adding the bold and underlined language on page 52 to the first paragraph of the section titled “Antitrust Compliance” as follows:

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), certain transactions may not be consummated until certain information and documents have been furnished to the U.S. Federal Trade Commission (“FTC”) and the Antitrust Division of the U.S. Department of Justice (“Antitrust Division”) and the certain waiting period requirements have been satisfied. The requirements of the HSR Act apply to Purchaser’s acquisition of Shares in the Offer and the Merger. The Regulatory Condition (as defined in the Offer to Purchase) has been satisfied by the expiration of the waiting period applicable to the Offer under the HSR Act at 11:59 p.m., Eastern Time, on December 8, 2022.

3.	By adding the bold and underlined language on page 53 to the fourth paragraph of the section titled “Antitrust Compliance” as follows:

Based on a review of the information currently available relating to the countries and businesses in which Oyster Point and Viatris are engaged, Oyster Point is not aware of any material filing or approval in any foreign country that is required in order to consummate the Offer and the Merger. The required waiting period applicable to the Offer under the HSR Act expired at 11:59 p.m., Eastern Time, on December 8, 2022, and there is no voluntary agreement between Viatris and Oyster Point, on the one hand, and the FTC or the Antitrust Division, on the other hand, pursuant to which the parties have agreed not to consummate the Offer or the Merger.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OYSTER POINT PHARMA, INC.

By:	/s/ Jeffrey Nau
Jeffrey Nau
President, Chief Executive Officer and Director

Dated: December 9, 2022